December 7, 2022

VIA EDGAR

Todd Schiffman

John Dana Brown

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	AlphaTime Acquisition Corp
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 2, 2022
CIK No. 0001889106

Ladies and Gentlemen:

On behalf of our client, AlphaTime Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 29, 2022, relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on November 2, 2022.

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to DRS

Transfer of Cash to and from Our Post-Combination Organization If We Acquire a Company Based in China, page 10

1.	We reissue comment 6 in part. Please describe any restrictions on the transfer of cash between entities within China after a business combination with a company based in China.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 10-11 of the Form S-1 to address the Staff’s comment.

Enforcement of Civil Liabilities, page 12

2.	Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and judgments on these individuals. Please also provide disclosure consistent with this section in the risk factor section. We note the final risk factor on page 62.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the pages 12 and 85 of the Form S-1 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship